FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 4 - 2006 issued by A/S STEAMSHIP COMPANY TORM to the Copenhagen Stock Exchange on April 19, 2006.

ANNOUNCEMENT NO. 4 -2006
                                                              19 April 2006


Annual General Meeting
in A/S Dampskibsselskabet TORM 19 April 2006

At the Annual General Meeting the following took place:

o    Annual Report 2005 was approved.

o A dividend of DKK 23 per DKK 10 share (230%) as recommended by the Board of Directors was approved.

o Mr. Rex Harrington, England, retired and Mr. Nicos Zouvelos, director of Beltest Shipping Company Ltd., Cyprus, was elected to the Board of Directors for a period of 4 years.

o Deloitte Statsautoriseret Revisionsaktieselskab was re-elected. Ernst & Young was not re-elected.

o Authorisation to increase the share capital with up to DKK 182,000,000 corresponding to 50% was renewed until 1 April 2011.

o    Authorisation to purchase the Company's own shares was renewed.

The Chairman, Mr. N. E. Nielsen, stated in his report that the Company's share price has risen 42% during 2005 including payment of the dividend of DKK 15 per share approved at the Annual General Meeting in April 2005.

The expectations for the 2006 result of USD 140-160 million (DKK 840-960 million) including any dividends received and gains or losses from sales of vessels were maintained.

At the Board of Directors meeting immediately following the Annual General Meeting, the Board of Directors then elected Mr. N. E. Nielsen as Chairman and Mr. Christian Frigast as Deputy Chairman.

Accordingly, the Board of Directors is made up of the following persons:

            N. E. Nielsen (Chairman)
            Christian Frigast (Deputy Chairman)
            Ditlev Engel
            Gabriel Panayotides
            Nicos Zouvelos
            Lennart Arnold Johan Arrias (elected by the employees). Peder Mouridsen (elected by the employees)

Contact     A/S Dampskibsselskabet TORM   Telephone +45 39 17 92 00
            Tuborg Havnevej 18            Klaus Kjaerulff, CEO
            DK-2900 Hellerup - Denmark    Klaus Nyborg, CFO







About TORM TORM is one of the World's leading carriers of refined oil products and has significant activities in the bulk market. The Company operates close to 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

            TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker
            TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: April 19, 2006
                                         By: /s/ Klaus Nyborg
                                            --------------------------
                                            Klaus Nyborg
                                            Chief Financial Officer


SK 03810 0001 662833